UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Power-One, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

739308104

(CUSIP Number)

Ajay Shah

SLTA Sumeru (GP), L.L.C.

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2013

(Date of Event which Requires Filing of this Statement)

CUSIP No. 739308104

(1)	Names of reporting persons Silver Lake Sumeru Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) oo
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 30,335,231
	(8)	Shared voting power 0
	(9)	Sole dispositive power 52,710,422
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 52,710,422
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 33.4%
(14)	Type of reporting person (see instructions) PN

*	The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with ABB Ltd.

CUSIP No. 739308104

(1)	Names of reporting persons Silver Lake Technology Investors Sumeru, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 434,022
	(8)	Shared voting power 0
	(9)	Sole dispositive power 434,022
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 434,022
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.4%
(14)	Type of reporting person (see instructions) PN

*	The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with ABB Ltd.

CUSIP No. 739308104

(1)	Names of reporting persons Silver Lake Technology Associates Sumeru, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 30,335,231**
	(8)	Shared voting power 0
	(9)	Sole dispositive power 53,144,444**
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 53,144,444**
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 33.7%
(14)	Type of reporting person (see instructions) PN

*	The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with ABB Ltd.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 739308104

(1)	Names of reporting persons SLTA Sumeru (GP), L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 30,335,231**
	(8)	Shared voting power 0
	(9)	Sole dispositive power 53,144,444**
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 53,144,444**
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 33.7%
(14)	Type of reporting person (see instructions) OO

*	The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with ABB Ltd.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

SCHEDULE 13D

This Amendment No. 3 supplements and amends (i) the statement on Schedule 13D initially filed on May 18, 2009 (the “Original Schedule 13D”), (ii) Amendment No. 1 to such Schedule 13D, filed on June 9, 2010 (“Amendment No. 1”) and (iii) Amendment No. 2 to such Schedule 13D, filed on November 8, 2011 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

Merger Agreement

On April 21, 2013, the Issuer entered into a definitive Agreement and Plan of Merger (the “Merger Agreement” with ABB Ltd (“Parent”), a corporation organized under the laws of Switzerland and Verdi Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”).

Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation in the merger (the “Merger”). Except as expressly provided therein, each issued and outstanding share of Common Stock will be canceled and converted into the right to receive $6.35 in cash, without interest, and each issued and outstanding share of Series C Preferred Stock will be canceled and converted into the right to receive approximately $4703.70 in cash, without interest. Each Warrant will converted into the right to receive a payment equal to the product of (i) the excess of $6.35 in cash (without interest) over the per share exercise price of such Warrant and (ii) the number of shares subject to such Warrant, and cancelled upon receipt of such amount.

The Merger will be completed upon the satisfaction of several closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). Each party’s obligations to consummate the Merger is subject to certain other conditions, including among others, the accuracy of the other party’s representations and warranties, the other party’s compliance in all material respects with its covenants and agreements contained in the Merger Agreement and the affirmative vote of the holders of a majority of the outstanding shares of Common Stock and the affirmative vote of the holders of a majority of the outstanding shares of Series C Preferred Stock, in each case, that are entitled to vote at a stockholders meeting. In addition, the Merger Agreement contains certain termination rights for the Issuer and Parent, and requires the payment of certain fees and expenses upon specified circumstances.

The foregoing description of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by the terms of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed April 22, 2013, and is incorporated herein by reference.

Voting Agreement

In connection with the execution of, and as a condition and inducement to Parent entering into the Merger Agreement, the Investors in their capacity as stockholders of the Issuer, entered into a voting agreement with Parent on April 21, 2013 (the “Voting Agreement”). The Investors are entering into the Voting Agreement solely to facilitate the sale of their securities pursuant to the Merger Agreement between the Issuer and Parent. Immediately following the consummation of the Merger, the Reporting Persons do not expect to own, beneficially or of record, any securities of the Issuer.

Pursuant to the Voting Agreement, the Investors have agreed to vote all shares of Common Stock and Series C Preferred Stock owned on the date thereof or subsequently acquired prior to the termination of the Voting Agreement in accordance with its terms (collectively, the “Shares”) in favor of the approval and adoption of the Merger Agreement, and against the following actions: (A) any merger, consolidation, business combination, material sale of assets, reorganization or recapitalization of or involving the Issuer or any of its subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of the Issuer or any of its subsidiaries, (C) any extraordinary dividend, dissolution, liquidation or winding up of the Issuer or any of its subsidiaries, (D) any material change in the capitalization of the Issuer or any of its subsidiaries, or the corporate structure of the Issuer or any of its subsidiaries, (E) any Acquisition Proposal (as defined in the Merger Agreement) with respect to the Issuer, or (F) any other action or matter that would reasonably be expected to adversely affect the timely consummation of the Merger or would reasonably be expected to result in a breach of the Issuer’s representations or obligations under the Merger Agreement.

The Voting Agreement prohibits the Investors from soliciting, initiating, or knowingly encouraging the submission of, any Acquisition Proposal, publicly approving or recommending, or publicly proposing that the Issuer approve or recommend, any Acquisition Proposal, or entering into any letter of intent, or engaging in any negotiations or discussions or furnishing any information concerning the Issuer to, any third party relating to any Acquisition Proposal or making any public statement or proposal inconsistent with the Company Board Recommendation (as defined in the Merger Agreement); provided, that the Investors may enter into discussions or negotiations with respect to their entry into a voting, tender, support or other similar agreement with respect to an Acquisition Proposal (and keep the Issuer informed of the status of such discussions or negotiations, including, providing confirmation to the Issuer of their willingness to enter into such agreement) if requested to do so by the Issuer or its representatives but only to the extent the Issuer is permitted, under Section 6.5 of the Merger Agreement, to have discussions or negotiations with respect to such Acquisition Proposal.

The Investors have also agreed (subject to limited exceptions) not to transfer any of the Shares or Warrants while the Voting Agreement remains in effect and, upon the written request of the Issuer, to take reasonable actions identified by the Issuer to permit the automatic conversion of a number of shares of Series C Preferred Stock into Common Stock specified in such written request, subject to the applicable rules of the NASDAQ Stock Market. Such automatic conversion is contingent upon compliance with, and subject to receipt, termination or expiration of the waiting period, consent or approval under the HSR Act and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under all other applicable antitrust laws.

The Voting Agreement terminates upon the earlier of: (i) the effective time of the Merger, (ii) the date and time the Merger Agreement is terminated in accordance with its terms, (iii) the effectiveness of a mutual written agreement to terminate, and (iv) such date and time as any amendment to the Merger Agreement is effected without the Investors’ prior written consent that (A) reduces the Merger Consideration or Warrant Payment (each as defined in the Merger Agreement), (B) changes the form of the Merger Consideration or Warrant Payment or (C) (1) adds new conditions precedent or expands upon the conditions precedent to the Merger, (2) impedes or materially delays the consummation of the Merger and the other transactions to occur on the closing date such that the Merger or such other transactions would not reasonably be expected to be consummated prior to the Outside Date (as defined in the Merger Agreement), and only if the Outside Date has been extended pursuant to Section 8.1(b)(i) of the Merger Agreement, the Termination Date (as defined in the Merger Agreement), or (3) amends Section 8.1(b) of the Merger Agreement or the definitions used therein in a manner that is materially adverse to the Investors in their capacity as stockholders of the Issuer.

Pursuant to the terms and subject to the conditions set forth in the Voting Agreement, each Investor executed and delivered to Parent an irrevocable proxy substantially in the form attached to the Voting Agreement as Exhibit A. Each Investor irrevocably appointed Parent (acting through its authorized signatories) as its sole and exclusive attorney and proxy, to vote or execute written consents with respect to such Investor’s Shares in accordance with the voting commitments described above. The irrevocable proxy automatically terminates under the same circumstances in which the Voting Agreement terminates. Each Investor affirmed that the irrevocable proxy is coupled with an interest in law and was granted in order to secure the Investor’s performance under the Voting Agreement, and that until the termination of irrevocable proxy, such proxy may not be revoked.

The foregoing description of the Voting Agreement does not purport to be a complete description and is qualified in its entirety by the terms of the Voting Agreement, a copy of which is attached as Exhibit 13 hereto and is incorporated herein by reference.

Letter Agreement

In connection with the execution of, and as a condition and inducement to the Investors entering into the Voting Agreement, the Issuer entered into a letter agreement with the Investors on April 21, 2013 (the “Letter Agreement”). Pursuant to the Letter Agreement, the Issuer agreed to (i) provide notice to the Investors at least three business days prior to the closing of the Merger, (ii) to pay or cause to be paid all filing, application or other similar fees under the HSR Act or other antitrust laws payable by the Investors or their affiliates in connection with the automatic conversion of Series C Preferred Stock into Common Stock (as described above) and (iii) to promptly reimburse the Investors or their affiliates for reasonable out-of-pocket expenses incurred in connection with the preparation and making of such filings.

The foregoing description of the Letter Agreement does not purport to be a complete description and is qualified in its entirety by the terms of the Letter Agreement, a copy of which is attached as Exhibit 14 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) are amended and restated to read in their entirety as follows:

The following disclosure assumes that there are 122,103,116 shares of Common Stock outstanding as of February 19, 2013, which figure is based on the Issuers’ Annual Report on Form 10-K filed on February 28, 2013.

Pursuant to Rule 13d-3 under the Exchange Act, SLSF may be deemed to beneficially own (i) 17,357,037 outstanding shares of Common Stock, (ii) 36,078 shares of Series C Preferred Stock, which are convertible into 26,724,444 shares of Common Stock, and (iii) 8,628,941 Warrants, which are exercisable for 8,628,941 share of Common Stock. Due to the 19.9% Threshold, SLSF may only convert Series C Preferred Stock or exercise the Warrant so as to acquire voting power with respect to a maximum of 30,335,231 shares of Common Stock. The 17,357,037 shares of Common Stock beneficially owned by SLSF plus the aggregate 35,353,385 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and exercise of the Warrant, would, as of February 19, 2013, constitute approximately 33.4% of the Common Stock outstanding upon such conversion and exercise.

Pursuant to Rule 13d-3 under the Exchange Act, SLTI may be deemed to beneficially own (i) 142,963 outstanding shares of Common Stock, (ii) 297 shares of Series C Preferred Stock, which are convertible into 220,000 shares of Common Stock, and (iii) 71,059 Warrants, which are exercisable for 71,059 shares of Common Stock. The 142,963 shares of Common Stock beneficially owned by SLTI plus the aggregate 291,059 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and exercise of the Warrant, would, as of February 19, 2013, constitute approximately 0.4% of the Common Stock outstanding upon such conversion and exercise.

SLT LP, as the general partner of SLSF and SLTI, may be deemed to be the beneficial owner of (i) 17,500,000 outstanding shares of Common Stock deemed to be beneficially owned by SLSF and SLTI, (ii) 36,375 shares of Series C Preferred Stock deemed to be beneficially owned by SLSF and SLTI, which are convertible into 26,944,444 shares of Common Stock, and (iii) 8,700,000 Warrants deemed to be beneficially owned by SLSF and SLTI, which are exercisable for 8,700,000 shares of Common Stock. If the Series C Preferred Stock was to be converted and the Warrants were to be exercised, SLT LP would beneficially own approximately 33.7% of the Common Stock outstanding as of February 19, 2013; however, due to the 19.9% Threshold, SLT LP may only acquire voting power with respect to a maximum of 30,335,231 shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SLT LP is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of SLT LP’s pecuniary interest.

SLTA, as the general partner of SLT LP, may be deemed to be the beneficial owner of (i) 17,500,000 outstanding shares of Common Stock deemed to be beneficially owned by SLSF and SLTI, (ii) 36,375 shares of Series C Preferred Stock deemed to be beneficially owned by SLSF and SLTI, which are convertible into 26,944,444 shares of Common Stock, and (iii) 8,700,000 Warrants deemed to be beneficially owned by SLSF and SLTI, which are exercisable into 8,700,000 shares of Common Stock. If the Series C Preferred Stock was to be converted and the Warrants were to be exercised, SLTA would beneficially own approximately 33.7% of the Common Stock outstanding as of February 19, 2013; however, due to the 19.9% Threshold, SLTA may only acquire voting power with respect to a maximum of 30,335,231 shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SLTA is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of SLTA’s pecuniary interest.

As described above, immediately following the consummation of the Merger, the Reporting Persons expect to have no beneficial interest in the Issuer.

The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with Parent and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons to the contrary. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by Parent, except to the extent that Parent may be deemed to beneficially own the Shares as a result of entering into the Voting Agreement. The Reporting Persons have entered into the Voting Agreement and Letter Agreement for the sole purpose of effecting the sale of the securities by the Reporting Persons to Parent. Other than as set forth in the Voting Agreement, and with respect to the Merger and the Letter Agreement, the Reporting Persons do not have any agreement or understanding with respect to the Issuer.

Item 5(c) is amended and restated to read in its entirety as follows:

Except as set forth in Item 4 with respect to the entry into the Voting Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of this Schedule 13D has engaged in any transaction during the past 60 days in any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the information contained in Item 4 of this Amendment immediately before the final paragraph thereof.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the additional exhibits as follows:

Exhibit No.	Description

12.	Agreement and Plan of Merger, dated as of April 21, 2013, by and among Power-One, Inc., ABB Ltd and Verdi Acquisition Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Power-One, Inc. on April 22, 2013).

13.	Voting Agreement, dated as of April 21, 2013, by and among ABB Ltd, Silver Lake Sumeru Fund, L.P. and Silver Lake Technology Investors Sumeru, L.P. (filed herewith).

14.	Letter Agreement, dated as of April 21, 2013, by and among Silver Lake Sumeru Fund, L.P. and Silver Lake Technology Investors Sumeru, L.P. and Power-One, Inc. (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2013

SILVER LAKE SUMERU FUND, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES

SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Kyle T. Ryland
Name: Kyle T. Ryland
Title: Managing Director

SILVER LAKE TECHNOLOGY INVESTORS SUMERU, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES

SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Kyle T. Ryland
Name: Kyle T. Ryland
Title: Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Kyle T. Ryland
Name: Kyle T. Ryland Title: Managing Director

SLTA SUMERU (GP), L.L.C.

By:	/s/ Kyle T. Ryland
Name: Kyle T. Ryland Title: Managing Director

EXHIBIT INDEX

12.	Agreement and Plan of Merger, dated as of April 21, 2013, by and among Power-One, Inc., ABB Ltd and Verdi Acquisition Corporation incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Power-One, Inc. on April 22, 2013).

13.	Voting Agreement, dated as of April 21, 2013, by and among ABB Ltd, Silver Lake Sumeru Fund, L.P. and Silver Lake Technology Investors Sumeru, L.P. (filed herewith).

14.	Letter Agreement, dated as of April 21, 2013, by and among Silver Lake Sumeru Fund, L.P. and Silver Lake Technology Investors Sumeru, L.P. and Power-One, Inc. (filed herewith).